February 6, 2007

VIA EDGAR CORRESPONDENCE, FACSIMILE AND FEDERAL EXPRESS

H. Roger Schwall
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington D.C. 20549-7010

Re:	Foothills Resources, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed December 14, 2006
File No. 333-137925

Dear Mr. Schwall:

We are writing in response to your letter dated January 5, 2007 (the “Comment Letter”), regarding Amendment No. 1 to the Registration Statement on Form SB-2 of Foothills Resources, Inc. (the “Company”), filed with the Securities and Exchange Commission (the “Commission”) on December 14, 2006, File No. 333-137925 (the “Registration Statement”). On February 2, 2007, we filed Amendment No. 2 to the Registration Statement, together with our responses to the Comment Letter. However, due to a clerical error, further amendments must be made to the Unaudited Pro Forma Combined Balance Sheet as of June 30, 2006 (the “Pro Forma Balance Sheet”), presented on page F-27 of Amendment No. 2.

This letter accompanies Amendment No. 3 to the Registration Statement (the “Amended Registration Statement”), filed with the Commission on the date hereof. The only changes from Amendment No. 2 are: (i) the dates of the prospectus, the signatures and the consents have been updated to today’s date, and (ii) the line items for “Total Assets” and “Total Liabilities and Stockholders’ Equity” under the “Pro Forma Adjustments” column of the Pro Forma Balance Sheet have been amended. We have re-filed our responses to the Comment Letter to facilitate your review.

Form SB-2/A1 Filed December 14, 2006

General

1.
Please make corresponding revisions to your Form 8-K/A1, filed November 24, 2006, which provided the statements of revenues and direct operating expenses of the assets you acquired, for the following comments, if necessary

RESPONSE: The Company plans to file Amendment No. 2 to its Current Report on Form 8-K, originally filed on September 11, 2006 and amended on November 24, 2006 (the “Current Report”), on Monday, February 5, 2007 to amend the pro forma combined balance sheet on page 7 of the Current Report, as described more fully in the Company’s response to Comment #4, below.

Mr. Roger Schwall
Securities and Exchange Commission
February 6, 2007

Financial Statements of Assets Acquired, page F-21

Notes to Statements of Revenues and Direct Operating Expenses, page F-23

Note 2 - Basis of Presentation, page F-23

2.
We note you excluded costs for depreciation, depletion and amortization, accretion of asset retirement obligations, allocated general and administrative expenses, interest expense and income, and income taxes from the statements of revenues and direct operating expenses of the TARH Acquisition properties. We expect the statement of revenues and direct expenses to exclude only those costs not directly involved in the revenue producing activity, such as corporate overhead, interest and income taxes. All costs, including any general and administrative costs, that are directly associated with producing revenues reflected in the statements must be included. Revise your disclosures to explain whether such costs have been included in the amount of lease operating expenses. If not, revise your statements to include such amounts.

RESPONSE: The second paragraph of Note 2, on page F-23 of the Amended Registration Statement, has been revised to disclose that only corporate general and administrative expenses; interest expense and income; and income taxes have been excluded from the statements of revenues and direct operating expenses of the TARH Acquisition properties. All costs, including general and administrative costs, that are directly associated with revenue producing activities are reflected in the statements.

3.	Revise your statements to include all SFAS 69 disclosures that apply to an income statement only format, as required by SFAS 69, SAB Topic 2:D, Questions 5 and 7 and Item 302(b) of Regulation S-K.

RESPONSE: The statements of revenues and direct operating expenses have been revised to include all SFAS 69 disclosures that apply to an income statement only format. The additional disclosures were made under the heading “Supplemental Oil and Gas Information” on pages F-24 and F-25 of the Amended Registration Statement.

Pro Forma Financial Statements, page F-24

Notes to Pro Forma Financial Statements, page F-27

Note 2 - Pro Forma Adjustments to the Combined Balance Sheet, page F-27

4.
Revise your disclosure to explain why the total proceeds of $22,711,000 from the equity offering, which you present in footnote (b), does not equal the corresponding amount of total proceeds reflected in the pro forma combined balance sheet of $22,701,000.

RESPONSE: The amount of $22,711,000 in footnote (b) represents the gross proceeds of the equity offering before deduction of transaction costs. The amount of $21,495,000 in that footnote represents the net proceeds of the equity offering after deduction of transaction costs, and the amount reported as pro forma adjustment (b) to cash and cash equivalents on the pro forma combined balance sheet should have been $21,495,000 instead of $22,701,000. Adjustments have been made to the pro forma combined balance sheet on page F-27 of the Amended Registration Statement to correct this error.

Mr. Roger Schwall
Securities and Exchange Commission
February 6, 2007

Note 3 - Pro Forma Adjustments to the Combined Statement of Operations, page F-28

5.
In footnote (C), you explain there is a reduction in direct operating expenses of $36,000 attributable to the overriding royalty interest conveyed to an affiliate of your lender. Tell us why the conveyance of an overriding royalty interest results in the reduction of operating expenses. Typically, the amounts paid to overriding royalty interest holders are from the revenues received by the company, and would not have an impact on the expenses incurred.

RESPONSE: The conveyance of the overriding royalty interest provided that such interest will bear its proportionate share of production and ad valorem taxes. Such expenses are classified as production costs in the pro forma combined statement of operations. Consequently, it was necessary to reduce the direct operating expenses by $36,000 to reflect the portion of the production and ad valorem taxes attributable to the overriding royalty interest.

Exhibit 23.2

6.
We note you included an updated consent from your accountant, corresponding to their report on the audited financial statements of Brasada Resources, LLC, which are included in your amended registration statement. However, you have not included a similar consent from your accountant corresponding to their report on the audited statements of revenues and direct operating expenses for the acquired properties. Amend your filing to include all required consents, to comply with Rule 436 of the Securities Act Regulations and Item 601 of Form SB-2.

RESPONSE: Our auditor, Brown Armstrong Paulden McCown Starbuck Thornburgh & Keeter Accountancy Corporation (the “Auditor”) has provided an updated consent on Exhibit 23.2 to the Amended Registration Statement. The Auditor’s consent now consents to the Company’s inclusion, in the Amended Registration Statement, of (i) the Auditor’s report dated March 21, 2006 on the audited financial statements of Brasada Resources, LLC and (ii) the Auditor’s report dated November 20, 2006 on the audited financial statements of the TARH E&P Holdings, L.P. Texas Properties.

*            *            *

We believe our responses contained herein adequately address your questions. Please feel free to call me at (661) 716-1320 or our counsel, Tom Horenkamp at (312) 849-8184, if you require additional information or clarification of our responses.

Sincerely,

/s/ W. Kirk Bosché

Mr. W. Kirk Bosché
Chief Financial Officer

cc:	Mark Wojciechowski, Securities and Exchange Commission
Ronald Winfrey, Securities and Exchange Commission
Carmen Moncada-Terry, Securities and Exchange Commission